UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone : +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-233473 and 333-226458) and Form F-3 (File No. 333-221919).

ATM Program

On March 31, 2020, Sequans Communications S.A. (the “Company”), entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley FBR, Inc., as agent (“B. Riley FBR”), pursuant to which the Company may offer and sell, from time to time, through B. Riley FBR, acting as sales agent or principal of American Depositary Shares, each representing four ordinary shares, nominal value €0.02 per share, of the Company having an aggregate offering price of up to US$35,000,000 (the “ADSs”).

The offer and sale of the ADSs will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-221919) filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 6, 2017 and declared effective by the SEC on December 22, 2017, and a prospectus supplement filed with the SEC on March 31, 2020 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Sales Agreement, B. Riley FBR may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act, including sales made by means of ordinary brokers’ transactions, including on The New York Stock Exchange, at market prices or as otherwise agreed with B. Riley FBR. B. Riley FBR will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the ADSs from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to make any sales of the ADSs under the Sales Agreement. The offering of ADSs pursuant to the Sales Agreement will terminate upon the earliest of (a) the sale of all of the ADSs subject to the Sales Agreement or (b) the termination of the Sales Agreement by B. Riley FBR or the Company, as permitted therein.

The Company will pay B. Riley FBR a commission rate equal to an aggregate of up to 6% of the gross proceeds from each sale of ADSs and has agreed to provide B. Riley FBR with customary indemnification and contribution rights. The Company will also reimburse B. Riley FBR for certain expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the placements of the ADSs pursuant thereto.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The legal opinion of Orrick Rambaud Martel relating to the issuance and sale of the ADSs is filed as Exhibit 5.1 hereto.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of ADSs or shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

1.1	At Market Issuance Sales Agreement, dated March 31, 2020, between Sequans Communications S.A. and B. Riley FBR, Inc.

5.1	Opinion of Orrick Rambaud Martel

23.1	Consent of Orrick Rambaud Martel (contained in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: March 31, 2020	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

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